DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

29E

Heerlen, 23 September 2003

- path cleared for closing acquisition -

US Federal Trade Commission approves DSM's takeover of Roche Vitamins & Fine Chemicals

DSM has received permission to close its acquisition of Roche Vitamins & Fine Chemicals (R-V&FC). Today the Federal Trade Commission (FTC), which is the competition authority that reviewed the transaction in the US, approved the takeover. DSM and Roche intend to close the transaction on Tuesday September 30, 2003 in Switzerland. It will be effective as of Wednesday October 1, 2003 on which date DSM will hold a press conference with further information.

The European Commission (EC) previously cleared the acquisition on July 23, 2003. Approval for the acquisition from both competition authorities (EC and FTC) was subject to DSM and BASF dissolving their feed enzymes alliance, in order to maintain effective competition in this market segment.

Today DSM and BASF announce that BASF will continue independently in this business. During a transition period, DSM will continue to produce feed enzymes for BASF until BASF has set up its own production for feed enzymes. DSM will provide to BASF, among other things, the technology to enable BASF to set up its own production for feed enzymes. DSM expects that the termination of the alliance will have limited effects for its employees involved in the alliance.

New alliance

DSM, who originally developed the application of phytase in animal nutrition, will continue to be active in the feed enzymes business through R-V&FC's current strategic alliance with Novozymes. This alliance began in 2001 and has been highly successful. Sales have grown substantially and the collaboration has been a driving force in innovating and expanding the markets for animal feed enzymes on a global scale.

Feike Sijbesma, member of DSM's Managing Board of Directors, said: *"The feed enzymes market is a very interesting growth market and fits extremely well within DSM's strategy to further build its nutritional ingredients business. We very much look forward to continuing the cooperation with Novozymes in our effort to expand the use of new, innovative, biotechnological ingredients in the feed industry. The two companies are an excellent fit for each other and both see this alliance as a strong platform for further growth".*

DSM Press Release

DSM

DSM

DSM is active worldwide in life science products, performance materials and industrial chemicals. The group has annual sales in 2002 of close to EUR 5.6 billion and employs about 18,500 people at more than 200 sites across the world. DSM ranks among the global leaders in many of its fields. The company's strategic aim is to grow its sales – partly through acquisitions – to a level of approx. EUR 10 billion by 2005. By that time at least 80% of sales should be generated by specialties, i.e. advanced chemical and biotechnological products for the life science industry and performance materials. This strategy represents a continuation of the company's ongoing transformation and concentration on global leadership positions in high-added-value activities characterized by high growth and more stable profit levels. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (45) 5782035
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com